ASSIGNMENT OF PURCHASE AND SALE AGREEMENT

To: Robin Lane, Stewart Title ("Settlement Agent")
File No.:
Property: San Diego Tech Center, Sorrento Mesa, California

      This Assignment of Purchase and Sale Agreement (this "Assignment") is made and entered into as of this 6th day of April, 2005, by and between **Maguire Properties, L.P.** ("Exchanger") and **Maguire Properties-San Diego Tech Center, LLC**, a Delaware limited liability company ("LLC").

RECITALS

      A.   Exchanger and Calwest Industrial Holdings, LLC ("Seller") entered into that certain Purchase and Sale Agreement dated February 25, 2005, as amended by that certain First Amendment dated March 30, 2005 for the purchase and sale of real property. That agreement, as amended, is referred to as the "Purchase Agreement".

      B.   Exchanger, National Safe Harbor Exchanges, a California corporation ("NSHE"), and LLC are parties to that certain Qualified Exchange Accommodation Agreement of a date even herewith under which LLC has agreed to acquire the Parked Property, as herein defined, and NSHE, as its sole member, has agreed to serve as an "exchange accommodation titleholder" as defined in Revenue Procedure 2000-37 in order to assist Exchanger with a like-kind tax deferred exchange under IRC Section 1031.

      C.   Exchanger desires to assign to LLC the interests and rights of Exchanger to acquire the real property (and any improvements thereon) that is the subject of this transaction as described in the Purchase Agreement and is referred to herein as the "Parked Property".

AGREEMENT

      NOW, THEREFORE, with reference to the foregoing recitals, and in consideration of mutual covenants and conditions hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Purchase Agreement is hereby amended as follows:

1.   <u>Assignment and Assumption</u>. Exchanger assigns to LLC all of Exchanger's right, title and interest under the Purchase Agreement, including earnest money deposits and sale proceeds, to acquire the Parked Property. The obligation of Exchanger to deposit funds for the purchase of the Parked Property, as required under the Purchase Agreement, is assigned to LLC. LLC accepts the assignment. Subject to the provisions of this Assignment, LLC assumes Exchanger's interests and rights to acquire the Parked Property from Seller under the Purchase Agreement. LLC is substituted in place of Exchanger under the Purchase Agreement solely for the purpose of acquiring the Parked Property from Seller.

2.   <u>LLC as Buyer; Deeding</u>. Exchanger and LLC acknowledge and agree that LLC will acquire the Parked Property from Seller. LLC, as buyer, will instruct the Settlement Agent to record a conveyance deed transferring the Parked Property at close from Seller, as grantor, to LLC, as grantee. All bills of sale, tenant lease assignments, general assignments and similar closing documents referenced in the Purchase Agreement must be signed by Seller for the direct benefit of LLC.

3.   <u>Exchanger's Release and Indemnity</u>. During such time as NSHE continues as the sole member of LLC, Exchanger releases, discharges, holds harmless and indemnifies LLC from and against any claim, demand, liability, loss, damage, cost, or expense (collectively, "Claim") in connection with any matter relating to the Parked Property or any term, condition, or instrument referred to in this Assignment or the Purchase Agreement or otherwise relating to the Purchase Agreement. The provisions set forth in

RPL 2-Party Assignment
        © *Investment Property Exchange Services, Inc., 2004 – All Rights Reserved*

C:\Documents and Settings\heintzja\My Documents\#1086343 v2 - Notification to Seller (1031 exchange.doc; NSHE document).doc

this paragraph 3 will survive the closing and the recording of any conveyance deed or other instrument in connection therewith.

4.   Exchanger's Obligations. Exchanger is and will remain solely responsible and liable to Seller for the performance of every warranty and obligation of Exchanger under the Purchase Agreement. The assignment set forth in Section 1 above does not affect, limit, modify or impair in any way the representations, warranties, covenants or indemnifications made by Exchanger or the obligations of Exchanger under the Purchase Agreement, which will continue to the benefit of Seller. Nothing set forth in this Assignment in any way releases Exchanger from any of Exchanger's obligations, liabilities, indemnifications, covenants, representations or warranties (whether express, implied in fact or implied at law) made under the Purchase Agreement for the benefit of Seller, or under any documents signed in connection with the Purchase Agreement for the benefit of Seller.

5.   Counterparts. This Assignment may be signed in counterparts or by facsimile, each of which will be considered an original, but all of which, when taken together, will constitute one instrument.

6.   Litigation.   If litigation is commenced between the parties regarding this Assignment, the prevailing party will be entitled, in addition to such other relief as may be granted, to reasonable attorney's fees and costs at trial and on appeal.

[signatures on following page]

RPL 2-Party Assignment
© *Investment Property Exchange Services, Inc., 2004 – All Rights Reserved*

C:\Documents and Settings\heintzja\My Documents\#1086343 v2 - Notification to Seller (1031 exchange.doc; NSHE document).doc

EXCEPT AS EXPRESSLY MODIFIED OR AMENDED IN THIS ASSIGNMENT, ALL TERMS AND
CONDITIONS IN THE PURCHASE AGREEMENT REMAIN UNCHANGED.

EXCHANGER:

Maguire Properties, L.P., a Maryland limited partnership

By: Maguire Properties, Inc., a Maryland corporation

      By: _____
      Name: _____Dallas E. Lucas
      Its: _____Executive Vice President & CFO

LLC:

Maguire Properties-San Diego Tech Center, LLC, a Delaware limited liability company

By: National Safe Harbor Exchanges,
      a California corporation
Its: Sole Member

      By:_____
      Name: Dana R. Sobrado
      Its: Assistant Vice President

RPL 2-Party Assignment
© *Investment Property Exchange Services, Inc., 2004 – All Rights Reserved*

C:\Documents and Settings\heintzja\My Documents\#1086343 v2 - Notification to Seller (1031 exchange.doc; NSHE document).doc

EXCEPT AS EXPRESSLY MODIFIED OR AMENDED IN THIS ASSIGNMENT, ALL TERMS AND CONDITIONS IN THE PURCHASE AGREEMENT REMAIN UNCHANGED.

EXCHANGER:

Maguire Properties, L.P., a Maryland limited partnership

By: Maguire Properties, Inc., a Maryland corporation

      By: _____
      Name: _____
      Its: _____

LLC:

Maguire Properties-San Diego Tech Center, LLC, a Delaware limited liability company

By: National Safe Harbor Exchanges,
       a California corporation
Its: Sole Member



By:_____
Name: Dana R. Sobrado
Its: Assistant Vice President